                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            POOL ENERGY SERVICES CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   732788-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Anthony G. Petrello
                             Nabors Industries, Inc.
                        515 West Greens Road, Suite 1200
                              Houston, Texas 77067
                                  281/874-0035
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                November 20, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.












                       (Continued on the following pages)

                                  SCHEDULE 13D

CUSIP No.      732788-10-4
         ------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NABORS INDUSTRIES, INC.
       93-0711613

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                       (b) [ ]


  3    SEC USE ONLY



  4    SOURCE OF FUNDS

       WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(E)                                                   [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

                        7    SOLE VOTING POWER          ---

      NUMBER OF
       SHARES           8    SHARED VOTING POWER        2,209,500
    BENEFICIALLY
      OWNED BY
        EACH            9    SOLE DISPOSITIVE POWER     ---
      REPORTING
       PERSON
        WITH            10   SHARED DISPOSITIVE POWER   2,209,500

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,209,500

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.5%

 14    TYPE OF REPORTING PERSON*

       CO, HC

                                  SCHEDULE 13D

CUSIP No.    732788-10-4
         ----------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NABORS ALASKA DRILLING, INC.
       92-0029773

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]


  3    SEC USE ONLY



  4    SOURCE OF FUNDS

       AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(E)                                                    [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       ALASKA

                        7    SOLE VOTING POWER          ---

      NUMBER OF
       SHARES           8    SHARED VOTING POWER        2,209,500
    BENEFICIALLY
      OWNED BY
        EACH            9    SOLE DISPOSITIVE POWER     ---
      REPORTING
       PERSON
        WITH            10   SHARED DISPOSITIVE POWER   2,209,500

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,209,500

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.5%

 14    TYPE OF REPORTING PERSON*

       CO

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Statement on Schedule 13D (as amended, this "Schedule 13D") relates to the common stock, without par value (together with associated common stock purchase rights, the "Shares"), of Pool Energy Services Co., a Texas corporation ("Pool"). The principal executive offices of Pool are located at 10375 Richmond Avenue, Houston, Texas 77042.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed by Nabors Industries, Inc., a Delaware corporation ("Nabors"), and its wholly owned subsidiary, Nabors Alaska Drilling, Inc., an Alaska corporation ("NADI"). The principal executive offices of Nabors are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067. The principal executive officers of NADI are located at 2525 C Street, Suite 200, Anchorage, Alaska 99503.

Attached as Schedule A, and incorporated by reference in this Schedule 13D, is a table setting forth the name, business address, principal occupation or employment and citizenship of each director and executive officer of Nabors and NADI.

During the last five years, none of Nabors, NADI, nor, to the best knowledge of Nabors and NADI, any director or executive officer of Nabors or NADI has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the close of business on November 12, 1998, Nabors, through subsidiaries, had purchased 2,111,500 Shares in a series of open market transactions, for an aggregate of $25,127,212, including commissions. On November 19 and 20, 1998, Nabors, through NADI, purchased an additional 98,000 Shares for an aggregate of $1,262,885. Nabors obtained the funds for these transactions from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION

On November 19 and 20, 1998, Nabors, through NADI, purchased an additional 98,000 Shares for an aggregate of $1,262,885. On November 20, 1998, ARRH, Inc., a Delaware corporation ("ARRH"), merged with and into NADI pursuant to the corporation laws of the State of Alaska. NADI, as the surviving corporation, succeeded to the rights and obligations of ARRH, including but not limited to ARRH's ownership of Shares previously reported.

On November 23, 1998, Nabors called a special meeting of Pool's shareholders and filed preliminary proxy materials with the Securities and Exchange Commission with regard to such meeting. At the special meeting, Pool's shareholders will consider and vote upon a non-binding resolution submitted by Nabors recommending that Pool's board of directors arrange for the sale of the company and take all necessary actions to effect a sale, including entering into negotiations with Nabors and any other qualified bidder offering a higher price per share than Nabors. The special meeting of Pool shareholders is scheduled for January 12, 1999 and will be held at the offices of Pool at 10375 Richmond Avenue, Houston, Texas 77042, at 9:30 a.m., local time. A copy of Nabors' press release announcing the special meeting is attached to this Schedule 13D as Exhibit 99.7 and is incorporated by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of November 20, 1998, Nabors beneficially owned an aggregate of 2,209,500 Shares, representing approximately 10.5% of the total number of Shares stated to be outstanding as of September 30, 1998 in Pool's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 (21,043,898 Shares). All such Shares were acquired by Nabors through open market purchases by wholly-owned subsidiaries.

         (b) Nabors and NADI have shared power to vote and to dispose of the Shares owned by them. To the best knowledge and belief of Nabors and NADI, except as set forth herein, none of the directors nor executive officers of Nabors or NADI beneficially own any Shares.

         (c) Attached hereto as Schedule B and incorporated herein by reference is certain information with respect to all transactions in the Shares effected by Nabors or its subsidiaries during the past 60 days.

         (d) No person other than Nabors and NADI has the right to receive dividends from, or the proceeds from the sale of, the Shares beneficially owned by Nabors and NADI.

         (e)      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.7      Nabors Industries, Inc. Press Release dated November 23, 1998.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  NABORS INDUSTRIES, INC.


Date:    November 23, 1998            /s/ Anthony G. Petrello
                                  --------------------------------------------
                                  Anthony G. Petrello
                                  President and Chief Operating Officer



                                  NABORS ALASKA DRILLING, INC.


Date:    November 23, 1998            /s/ Richard A. Stratton
                                  --------------------------------------------
                                  Richard A. Stratton
                                  Vice President

                                   SCHEDULE A


Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Nabors and NADI. The name of each person who is a director of Nabors is marked with an asterisk. All of the individuals listed in this Schedule are U.S. citizens except Mr. Schmidt who is a citizen of Germany. Unless otherwise indicated, the business address of each person listed below is 515 West Greens Road, Suite 1200, Houston, Texas 77067.

Name and Business Address                                     Principal Occupation or Employment
-------------------------                                     ----------------------------------

Eugene M. Isenberg*                                           Chairman of the Board and Chief
                                                              Executive Officer of Nabors

Anthony G. Petrello*                                          President and Chief Operating Officer
                                                              of Nabors

Richard A. Stratton*                                          Vice Chairman of the Board of
                                                              Directors of Nabors; Vice President of
                                                              NADI

Gary T. Hurford*                                              President of Hunt Oil Company
Hunt Oil Company
Fountain Place
1445 Ross at Field
Dallas, TX  75202-2785

Hans W. Schmidt*                                              Retired President of Deutag Drilling, a
                                                              subsidiary of C. Deilman A.G.
                                                              Investment Business Consultant

Myron M. Sheinfeld*                                           Senior  Partner of the law firm of  Sheinfeld,  Maley
& Kay                                                         Sheinfeld, Maley & Kay
3700 First City Tower
Houston, TX  77002

Jack Wexler*                                                  International Business Consultant
205 Oceanway
Vero Beach, FL  32963

Martin J. Whitman*                                            Chairman, President and Chief
767 Third Avenue                                              Executive Officer of Third Avenue
New York, NY  10017-2023                                      Value Fund, Inc. (an open-end
                                                              Investment company)

Bruce P. Koch                                                 Vice President -- Finance of Nabors

Daniel McLachlin                                              Vice  President  --   Administration   and  Corporate
                                                              Secretary of Nabors

Name and Business Address                                     Principal Occupation or Employment
-------------------------                                     ----------------------------------

Mark Lindsey                                                  Director, Vice President-Finance and
2525 C Street, Suite 200                                      Secretary/Treasurer of NADI
Anchorage, Alaska  99503

James H. Denney                                               Director and President of NADI
2525 C Street, Suite 200
Anchorage, Alaska  99503

Jay L. Weidenbach                                             Director of NADI
2525 C Street, Suite 200
Anchorage, Alaska  99503

                                   SCHEDULE B


         During the past 60 days a wholly owned subsidiary of Nabors purchased Shares in open market transactions on the NASDAQ - National Market System as described below.

       ---------------------------------------------------------------
       DATE                        NUMBER OF SHARES     PURCHASE PRICE
       ----                        ----------------     --------------
       ---------------------------------------------------------------
             November 3, 1998                17,500           $13.938
       ---------------------------------------------------------------
             November 3, 1998                17,500           $14.188
       ---------------------------------------------------------------
             November 4, 1998                45,000           $14.188
       ---------------------------------------------------------------
             November 4, 1998                40,000           $14.063
       ---------------------------------------------------------------
             November 5, 1998                75,000           $14.063
       ---------------------------------------------------------------
             November 5, 1998                 5,000           $14.050
       ---------------------------------------------------------------
             November 5, 1998                45,000           $14.110
       ---------------------------------------------------------------
             November 6, 1998                75,000           $14.050
       ---------------------------------------------------------------
             November 6, 1998                10,000           $14.080
       ---------------------------------------------------------------
             November 6, 1998                38,000           $14.175
       ---------------------------------------------------------------
             November 6, 1998                 4,000           $14.240
       ---------------------------------------------------------------
             November 6, 1998                12,000           $14.300
       ---------------------------------------------------------------
             November 9, 1998                20,000           $14.300
       ---------------------------------------------------------------
             November 9, 1998                40,000           $14.365
       ---------------------------------------------------------------
             November 9, 1998                50,000           $14.425
       ---------------------------------------------------------------
             November 9, 1998                10,000           $14.460
       ---------------------------------------------------------------
             November 9, 1998                40,000           $14.480
       ---------------------------------------------------------------
            November 10, 1998                50,000           $14.300
       ---------------------------------------------------------------
            November 10, 1998                35,000           $14.238
       ---------------------------------------------------------------
            November 10, 1998                15,000           $14.196
       ---------------------------------------------------------------
            November 10, 1998                25,000           $14.175
       ---------------------------------------------------------------
            November 10, 1998                25,000           $14.113
       ---------------------------------------------------------------
            November 10, 1998                67,500           $14.060
       ---------------------------------------------------------------
            November 10, 1998                12,500           $14.050
       ---------------------------------------------------------------
            November 10, 1998                20,000           $13.988
       ---------------------------------------------------------------
            November 10, 1998                25,000           $13.925
       ---------------------------------------------------------------
            November 10, 1998                20,000           $13.863
       ---------------------------------------------------------------
            November 11, 1998                50,000           $13.920
       ---------------------------------------------------------------
            November 11, 1998                10,000           $14.000
       ---------------------------------------------------------------
            November 11, 1998                10,000           $13.925
       ---------------------------------------------------------------
            November 11, 1998                85,000           $13.955
       ---------------------------------------------------------------
            November 11, 1998                25,000           $13.860
       ---------------------------------------------------------------
            November 12, 1998                 6,000           $13.425
       ---------------------------------------------------------------
            November 12, 1998                 5,000           $13.435
       ---------------------------------------------------------------
            November 12, 1998                 5,000           $13.500
       ---------------------------------------------------------------
            November 12, 1998                 5,000           $13.675
       ---------------------------------------------------------------
            November 12, 1998                39,000           $13.810
       ---------------------------------------------------------------
            November 12, 1998                10,000           $13.935
       ---------------------------------------------------------------
            November 19, 1998                10,000           $12.980
       ---------------------------------------------------------------

       ---------------------------------------------------------------
       DATE                        NUMBER OF SHARES     PURCHASE PRICE
       ----                        ----------------     --------------
       ---------------------------------------------------------------
            November 19, 1998                11,500           $12.880
       ---------------------------------------------------------------
            November 19, 1998                38,000           $12.830
       ---------------------------------------------------------------
            November 19, 1998                 8,000           $12.800
       ---------------------------------------------------------------
            November 19, 1998                10,000           $12.750
       ---------------------------------------------------------------
            November 20, 1998                20,500           $13.050
       ---------------------------------------------------------------

                                  EXHIBIT INDEX


Exhibit 99.7      Nabors Industries, Inc. Press Release dated November 23, 1998.